Exhibit 23.3
                    November 4 2008

To:	Mr. Hal Rodriguez, Jr.
Greenhill & Co., Inc.
300 Park Avenue, 23rd Floor
New York, NY 10022

From:	Sean Kron
Thomson Financial
Content Group
195 Broadway, 21st Floor
New York, NY 10007

Re:	Permission for Greenhill & Co., Inc. for both use and sourcing of Thomson Financial Data
To whom it may concern:
Per the Thomson Financial Investment Banking Capital Markets Agreement, Greenhill & Co., Inc. is both authorized and licensed to use Thomson Financial data.
We hereby consent to the use of the information compiled and classified by us in the Registration Statement on Form S-3 relating to the registration of shares of common stock by Greenhill & Co., Inc. and to references to our name in the Registration Statement, including under the caption “Experts”.

/s/ Sean Kron
Thomas Financial LLC
Assistant Secretary
& General Counsel Americas